United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 11-K
__________________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2012

Commission File Number 1-7107
 __________________________________

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

 LOUISIANA-PACIFIC CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-7107	93-0609074
(State or other jurisdiction of incorporation or organization)	Commission File Number	(IRS Employer Identification No.)
414 Union Street, Suite 2000, Nashville, TN 37219
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (615) 986-5600
 __________________________________

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011: Statements of Net Assets Available for Benefits	2 Statements of Changes in Net Assets Available for Benefits 3 Notes to Financial Statements 4–13

SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012:	14 Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) 15
Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974 have been omitted because they are not applicable.

SIGNATURES	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan and
the Finance and Audit Committee of Louisiana-Pacific Corporation:

We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
June 26, 2013

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2012	2011

ASSETS:
Cash	$8,929	$28,096

Investments — at fair value:
Mutual Funds	67,649,546	56,967,432
Stable value funds	12,349,437	11,932,772
Louisiana-Pacific Corporation common stock	29,541,318	14,459,264
Collective trust funds	1,224,655	2,136
Total investments	110,764,956	83,361,604

Receivables:
Notes receivable from participants	5,402,571	4,759,165
Contributions	—	199,094
Total receivables	5,402,571	4,958,259

Total assets	116,176,456	88,347,959

LIABILITIES:
Accrued administrative expenses	26,982	15,529

Total liabilities	26,982	15,529

Net assets available for benefits at fair value before adjustment to contract value	116,149,474	88,332,430

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(509,020)	(416,152)

NET ASSETS AVAILABLE FOR BENEFITS	$115,640,454	$87,916,278

See notes to financial statements.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2012	2011

ADDITIONS:
Contributions:
Employer contributions	$1,242,557	$816,888
Participant contributions	4,882,334	4,446,974
Total contributions	6,124,891	5,263,862

Investment income (loss):
Dividend and interest income	2,030,673	1,555,496
Net appreciation (depreciation) in fair value of investments
(includes realized gains and losses)	25,892,829	(4,948,313)
Net investment income (loss)	27,923,502	(3,392,817)

Interest income on participant loans	231,019	215,578

Total additions	34,279,412	2,086,623

DEDUCTIONS:
Administrative expenses	126,255	91,203
Benefits paid to participants	6,428,981	5,522,502
Total deductions	6,555,236	5,613,705

NET INCREASE (DECREASE)	27,724,176	(3,527,082)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	87,916,278	91,443,360

End of year	$115,640,454	$87,916,278

See notes to financial statements.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

1.    DESCRIPTION OF PLAN

The following description of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General - This Plan was initially adopted in 2000, and operated pursuant to an amended and restated plan document dated January 1, 2009 and subsequent amendments. The Plan is a defined contribution and profit sharing plan covering all U.S. hourly employees of Louisiana-Pacific Corporation (the “Company” or “LP”), except those members of a collective bargaining unit and certain temporary or leased employees, and nonresident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the “Code”) and the Employee Retirement Income Security Act of 1974 (ERISA). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the “Plan Administrator”) comprised of a minimum of three members appointed by LP.

Contributions - Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) participant rollovers from other qualified plans or conduit Individual Retirement Arrangements. Participant salary reduction contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participants may elect to contribute a percentage of their compensation to the Plan each year, subject to the limitations, as defined in the plan document. Such contributions may be excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 5% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

LP matches participant contributions at 100% of the first 2% of eligible compensation.  LP may also make a discretionary profit sharing contribution. No discretionary profit sharing contribution was made in 2012 and 2011. Participants may direct the investment of their contributions and the employer contributions. Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of the Company's discretionary contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Amendments - The First Amendment to the Plan was effective on January 1, 2010 to reinstate the Employer match contribution. The Second Amendment to the Plan was effective on January 1, 2011 which allowed Roth after tax contributions. Further changes included an addition of a feature to automatically increase the deferral rate for any participant up to a 5% deferral annually. The Third Amendment to the Plan was effective on January 1, 2012 to allow carry over of the Catch Up Contribution election and modify the financing period on all loans taken out after January 1, 2012.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 22 mutual funds, LP common stock, 2 collective trusts and a stable value fund as investment options for participants.

Vesting - Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:

•	Completion of three years of service (five years of service for the profit sharing contributions related to plan years beginning before January 1, 2008)

•	Death

•	Attainment of age 65 (age 60 for the amounts transferred from the Employee Share ownership trust (ESOT))

Payment of Benefits - Participants become eligible upon the occurrence of any one of the following:

•	Normal retirement of the participant at age 65

•	Death of the participant

•	Termination of employment

On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments over a twenty-year period. If the participant has an account balance less than $1,000 in the Plan, installment payments or partial distributions are not permitted and distribution to a participant or beneficiary will be made in one lump-sum.

Notes Receivable from Participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime rate plus 1% at the time funds are borrowed. Principal and interest are paid ratably through payroll deductions or as a lump-sum for the outstanding balance.

Hardship Withdrawals - No amounts may be withdrawn from an hourly deferral account before a participant terminates employment with LP or attains the age of 59 1/2, except by reason of financial hardship.

Forfeited Accounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account as defined by the Plan, represents a forfeiture. Plan funds forfeited by participants who terminated employment before they were fully vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. At December 31, 2012 and 2011, forfeited non-vested accounts totaled $202,229 and $183,335. These forfeitures will be used to reduce future employer contributions and pay Plan administrative expenses. During the years ended December 31, 2012 and 2011, employer contributions were reduced by $177,022 and $472,493 from forfeited non-vested accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, collective trust funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The carrying amounts of cash and the contributions receivable approximate fair value due to the short-term maturity of the instruments.

The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds held by the Plan at year-end are valued at current quoted market prices. The collective trust funds are stated at fair value based on the net asset value provided by the administrator of the fund. The stable value fund is stated at fair value and then adjusted to contract value as described below.

The stable value fund (the “Fund”) is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

In accordance with GAAP, the stable value fund is included at fair value within investments in the statements of net assets available for benefits, and an additional financial statement line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method. Interest income is recorded on the accrual basis. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

Participant Loans - Participant loans consist of notes receivable from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments are recorded when disbursed. There were no participants who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2012 and 2011.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Transfers - Along with the Plan, the Company also sponsors a 401(k) plan for salaried employees. If employees change their hourly or salary status at any point, their account balances may be transferred into the corresponding plan. For the years ended December 31, 2012 and 2011, Plan transfers out of the hourly plan into the salary plan were $139,406 and $54,341 and Plan transfers to the hourly plan from the salary plan were $2,271 and $41,579.

Excess Contributions Payable - The Plan is required to return contributions from participants received during the Plan year in excess of the IRC limits.

New Accounting Standards

ASU No. 2011-04 - The financial statements reflect the prospective adoption of FASB ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, as of the beginning of the year ended December 31, 2012 (see Note 3). ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011 and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of ASU 2011-04 required expanded disclosure but had no impact on the Plan's statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.    FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2012.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock — industrial materials	$29,541,318	$—	$—	$29,541,318

Mutual funds:
Domestic stock funds	20,745,611	—	—	20,745,611
International stock funds	1,179,125	—	—	1,179,125
Balanced funds	40,905,836	—	—	40,905,836
Fixed Income funds	4,818,974	—	—	4,818,974
Total mutual funds	67,649,546	—	—	67,649,546

Collective trust funds:
Diversified real asset	—	99,740	—	99,740
International equities	—	1,124,915	—	1,124,915

Total collective trust funds	—	1,224,655	—	1,224,655

Stable value fund	—	12,349,437	—	12,349,437

Total	$97,190,864	$13,574,092	$—	$110,764,956

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2011.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock — industrial materials	$14,459,264	$—	$—	$14,459,264

Mutual funds:
Domestic stock funds	17,692,742	—	—	17,692,742
Balanced funds	33,286,493	—	—	33,286,493
International stock fund	1,971,845	—	—	1,971,845
Fixed income funds	4,016,352	—	—	4,016,352
Total mutual funds	56,967,432	—	—	56,967,432

Collective trust funds:
Diversified real asset	—	2,136	—	2,136

Stable value fund	—	11,932,772	—	11,932,772

Total	$71,426,696	$11,934,908	$—	$83,361,604

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2012 and 2011, there were no transfers between levels.

Investment Valuation - The Plan's investments are held by the trustee and are recorded at fair value. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted by retirement plans invested in the trust. Under the terms of the Declaration of Trust, retirement plans invested in the trust are required to provide either 12- or 30-months advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee in its sole discretion.

Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The stable value fund is a common collective trust fund, with underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the Stable Value Fund is determined using the net asset value provided by the administrator of the fund. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The collective trust funds are valued at the net asset value of units of a bank collective trust. The fair value of the fund is determined using the net asset value provided by the administrator of the fund. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted the Plan. A 5 day advance notice to the fund administrator is required if the Plan decided to withdraw the fund as an investment option in the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.    PLAN TERMINATION

Although it has not expressed any intention to do so, LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

5.    ADMINISTRATION OF PLAN ASSETS

As of December 31, 2012 and 2011, the assets of the Plan are managed by the T. Rowe Price Trust Company who invests cash received, dividends and interest income, and makes distributions to participants. The Trustees also administer the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

6.    INVESTMENTS

Assets held by the Plan that represented 5% or more of the Plan's net assets available for benefits at December 31, 2012 and 2011, are as follows:

	2012	2011

Louisiana-Pacific Corporation common stock*	$29,541,318	$14,459,264
T. Rowe Price Balanced Fund*	7,745,203	6,786,215
T. Rowe Price Growth Stock Fund*	9,473,077	7,959,347
T. Rowe Price Stable Value Fund*	12,349,437	11,932,772
T. Rowe Price Retirement 2020 Fund*	9,050,859	7,570,121
T. Rowe Price Retirement 2030 Fund*	10,615,123	8,407,939
T. Rowe Price Retirement 2040 Fund*	6,775,668	5,388,199
* Represents a party-in-interest

During the year ended December 31, 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011

Investments — at fair value:
Mutual funds:
Domestic stock funds	$2,744,935	$(497,960)
Balanced funds	4,247,022	(1,171,079)
International stock fund	302,694	(651,727)
Fixed income funds	123,379	11,864
Louisiana-Pacific Corporation common stock	18,429,635	(2,639,498)
Collective trust funds:
Diversified real assets	(131)	87
International equities	45,295	—

Net appreciation (depreciation) in fair value of investments (includes realized gains and losses)	$25,892,829	$(4,948,313)

7.     STABLE VALUE FUND

The stable value fund (the “Fund”) is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Fund to Transact at Contract Value:
Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of LP common stock and registered investment funds managed by T. Rowe Price Trust Company, an affiliate of T. Rowe Price Associates, Inc. LP is the Plan Sponsor and T. Rowe Price Associates, Inc. is the trustee and recordkeeper as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held 1,529,054 and 1,791,730 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $14,364,381 and $15,991,244, respectively. During the years ended December 31, 2012 and 2011, there was no dividend income from common stock of the Company to be recorded.

9.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed LP by a letter dated June 10, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

10.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2012 and 2011, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2012 and 2011, is as follows:

	2012	2011

Net assets available for benefits per the financial statements	$115,640,454	$87,916,278
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	509,020	416,152

Net assets available for benefits per the Form 5500	$116,149,474	$88,332,430

The following is a reconciliation of net investment income (loss) (includes dividend income, interest income, unrealized gains and losses, and realized gains and losses) for the years ended December 31, 2012 and 2011, to Form 5500:

	2012	2011

Net investment income (loss) per financial statements	$27,923,502	$(3,392,817)
Interest income on participant loans	231,019	215,578
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	92,868	(1,372)

Net investment income (loss) per Form 5500	$28,247,389	$(3,178,611)

11.    SUBSEQUENT EVENTS

Effective January 1, 2013, the Plan was amended to increase the company match from 100% of the first 2% to include 50% of the next 3% of eligible compensation.
Restrictions regarding participant distribution installments were removed to allow distributions to extend beyond a 20 year period.

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		(c) Description		(e) Current
(a)	(b) Identity of Issue	of Investment	(d) Cost **	Value

*	Cash	Cash and cash equivalents		$8,929
	Oppenheimer Main ST. SM CAP Y	Mutual fund - Domestic Stocks		2,628,949
*	T. Rowe Price Equity Income Fund	Mutual fund - Domestic Stocks		942,092
*	T. Rowe Price Growth Stock Fund	Mutual fund - Domestic Stocks		9,473,077
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund - Domestic Stocks		1,773,489
*	T. Rowe Price Mid-Cap Value Fund	Mutual fund - Domestic Stocks		2,043,439
	Vanguard Institutional Index	Mutual fund - Domestic Stocks		3,884,565
	Vanguard International Stock Index Fund	Mutual fund - International Stocks		1,179,125
*	T. Rowe Price Balanced Fund	Mutual fund - Balanced		7,745,203
*	T. Rowe Price Retirement 2005 Fund	Mutual fund - Balanced		29,065
*	T. Rowe Price Retirement 2010 Fund	Mutual fund - Balanced		2,370,682
*	T. Rowe Price Retirement 2015 Fund	Mutual fund - Balanced		1,140,837
*	T. Rowe Price Retirement 2020 Fund	Mutual fund - Balanced		9,050,859
*	T. Rowe Price Retirement 2025 Fund	Mutual fund - Balanced		1,370,336
*	T. Rowe Price Retirement 2030 Fund	Mutual fund - Balanced		10,615,123
*	T. Rowe Price Retirement 2035 Fund	Mutual fund - Balanced		555,716
*	T. Rowe Price Retirement 2040 Fund	Mutual fund - Balanced		6,775,668
*	T. Rowe Price Retirement 2045 Fund	Mutual fund - Balanced		432,592
*	T. Rowe Price Retirement 2050 Fund	Mutual fund - Balanced		374,029
*	T. Rowe Price Retirement 2055 Fund	Mutual fund - Balanced		238,098
*	T. Rowe Price Retirement Income Fund	Mutual fund - Balanced		207,628
	PIMCO Total Return Fund Institutional Class	Mutual fund - Fixed Income		4,576,752
	Vanguard Inflation-Protected Bond	Mutual fund - Fixed Income		242,222
*	T. Rowe Price Stable Value Fund	Stable Value		12,349,437
*	Louisiana-Pacific Corporation	LP Common Stock		29,541,318
	MFS International Growth Fund	Collective Trust		1,124,915
	PIMCO Diversified Real Asset	Collective Trust		99,740
*	Participant loans	Notes receivable from participants (interest rates between 4.25% and 9.25% maturing between 2013 and 2017)		5,402,571
				116,176,456
		Adjustment from fair value to contract value for stable value fund		(509,020)
				$115,667,436
*	Party-in-interest.
**	Cost is not required, as investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

By:	/s/ Rebecca A Barckley
Rebecca A Barckley
Administrative Committee Member

Date: June 26, 2013